UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009.

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file no. 0-20289

A:  Full title of the plan and the address of the plan, if different from that of the issuer named below:

KEMET Employees’ Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KEMET Corporation

2835 Kemet Way

Simpsonville, South Carolina 29681

REQUIRED INFORMATION

Financial Statements and Schedules.  The financial statements and schedules included herewith relating to the KEMET Employees’ Savings Plan (the “Plan”) were prepared in accordance with the financial reporting requirements of ERISA and are provided pursuant to Instruction 4 of Form 11-K.

Consent of Independent Registered Public Accounting Firm.

Consent of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan pursuant to the requirements of the Securities Act of 1934, the Administrative Committee of the KEMET Employees’ Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEMET EMPLOYEES’ SAVINGS PLAN

June 2, 2010	By	/s/ WILLIAM M. LOWE, JR.
William M. Lowe, Jr.

Executive Vice President and Chief Financial Officer for the Administrative Committee

Report of Independent Registered Public Accounting Firm

To the Participants of the KEMET Employees’ Savings Plan and

The Board of Directors of KEMET Electronics Corporation

Simpsonville, South Carolina

We have audited the accompanying statement of net assets available for benefits of the KEMET Employees’ Savings Plan (the “Plan”) as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the KEMET Employees’ Savings Plan as of December 31, 2009 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) at December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes, PLLC

Charlotte, North Carolina

June 2, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors

KEMET Electronics Corporation:

We have audited the accompanying statement of net assets available for benefits of KEMET Employees’ Savings Plan (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
KPMG LLP
Greenville, South Carolina
June 29, 2009

KEMET EMPLOYEES’ SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

(amounts in thousands)

	2009	2008
Assets:
Investments at fair value (Note 3)	$ 77,930	$ 64,166
Cash	—	1
Participant loans	1,087	1,299
Total assets	79,017	65,466
Net assets available for benefits at fair value	79,017	65,466

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 7)	(691)	206
Net assets available for benefits	$ 78,326	$ 65,672

See accompanying notes to financial statements.

KEMET EMPLOYEES’ SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009 and December 31, 2008

(amounts in thousands)

	2009	2008
Additions (deductions) to net assets attributed to:
Investment income (losses):
Net appreciation (depreciation) in fair value of investments (Note 7)	$ 13,870	$ (31,903)
Interest and dividends	1,688	3,464
	15,558	(28,439)
Contributions:
Participants	2,271	4,054
Employer	700	2,127
	2,971	6,181
Total increase (decrease) to net assets	18,529	(22,258)
Deductions from net assets attributed to:
Benefits paid to participants	5,871	13,095
Administrative expenses	4	1
Total deductions	5,875	13,096
Net increase (decrease)	12,654	(35,354)
Net assets available for benefits:
Beginning of year	65,672	101,026
End of year	$ 78,326	$ 65,672

See accompanying notes to financial statements.

KEMET EMPLOYEES’ SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and December 31, 2008

(1)                    Description of Plan

The following description of the KEMET Employees’ Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)                     General

The Plan is a defined contribution plan sponsored by KEMET Electronics Corporation (the “Company” or “KEMET”) covering all full-time employees of the Company, its parent and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Effective January 1, 2007, the Plan was amended to allow participants to make contributions on an after-tax basis, “Roth-type”.

(b)                     Contributions

Effective May 8, 2007, the Plan was amended to increase the maximum salary deferral election to 75% of compensation, subject to regulatory limits. On a monthly basis, the Company matches 100% of employee 401(k) contributions, not to exceed 6% of the participant’s eligible compensation. Effective February 1, 2009 KEMET temporarily suspended its matching contribution, reducing the matching contribution from 6% to 0%.   Effective August 1, 2009, the Company reactivated its matching contribution of 100% of employee contributions (not to exceed 6% of participant’s eligible compensation).

An employee age 50 or older, or who will attain age 50 by the end of the calendar year, is eligible to make catch-up contributions to his or her account. After a participant contributes the maximum allowed contribution, $16,500 and $15,500 for calendar years 2009 and 2008, respectively, a catch-up contribution may be made on a pre-tax or after-tax basis subject to Internal Revenue Service (“IRS”) limitations, $5,500 and $5,000 for calendar years 2009 and 2008, respectively.

In addition, the Company, at its discretion, may make certain additional contributions as determined by the Board of Directors of the Company. No discretionary contributions were made in 2009 or 2008.

(c)                     Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Company’s matching contribution, (c) allocations of the Company’s additional contribution, and (d) investment earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(d)                     Vesting

Participants are immediately vested in their voluntary contributions, the Company’s matching contributions, and any discretionary contributions made by the Company plus actual earnings (losses) thereon.

(e)                     Investment Options

Participants may direct their investments in one or more of 22 investment options, which include 21 mutual funds (registered investment companies and retirement funds) and a common trust fund.  The Plan’s administrative committee froze the option to purchase KEMET Corporation common stock effective December 31, 2008.  As such, participants may no longer direct their investments into the KEMET Corporation Stock fund.

(f)                       Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their vested account balance. Loan transactions are treated as deductions from participants’ accounts and accounted for separately. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus 1% as of the date of the loan and are recorded on the Statement of Net Assets Available for Benefits at amortized cost. As of December 31, 2009, interest rates ranged from 4.25% to 10% on participant loans. Principal and interest are paid through payroll deductions.

(g)                    Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, or annual installments over a ten year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution.

(2)                    Summary of Significant Accounting Policies

(a)                     Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

(b)                     Investment Valuation and Income Recognition

Under the terms of a trust agreement between T. Rowe Price and the Plan, T. Rowe Price manages a trust fund on behalf of the Plan which includes all Plan investments. Transactions with T. Rowe Price represent party-in-interest transactions with the Plan.

The investments and changes therein of this trust fund have been reported to the Plan as having been determined through the use of fair values for all assets of the trust fund as reported by T. Rowe Price. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Stable Value fund is stated at estimated fair value which is based on the unit values of the fund. KEMET Corporation common stock is valued at its quoted market price.

The Investment Contracts held by the Stable Value Fund are primarily synthetic. The Synthetic Investment Contracts (“SICs”) consist of a portfolio of underlying assets owned by the trust, and a wrap contract issued by a financially responsible third party. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying asset, in order to permit fund permitted participant initiated withdrawals from the trust.  The SICs provide for a variable crediting rate, which typically resets quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. There are no reserves currently considered necessary against contract value for credit risk of the contract issuer or otherwise. The average yield was 4.25% and 4.72% for 2009 and 2008, respectively. The weighted average crediting interest rate was 4.62% and 4.82% at December 31, 2009 and 2008, respectively.  Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include, but are not limited to the following (1) partial or complete legal termination of the trust or a unitholder, (2) tax disqualification of the trust or a unit holder, and (3) certain trust amendments if issuers consent is not obtained. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c)                     Payment of Benefits

Benefit distributions are recorded when paid.

(d)                     Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions.

The Plan through its investments in mutual funds invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(e)                     Reclassifications

Certain 2008 amounts in the financial statements have been reclassified to conform with the current year’s presentation.  These reclassifications did not change previously reported net assets available for benefits or changes in net assets available for benefits.

(3)                    Fair Value Measurements

The Financial Accounting Standards Board (“FASB”) issued a statement that defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. That framework:

•      defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

•      establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

•      eliminates large position discounts for financial instruments quoted in active markets; and

•      expands disclosures about instruments measured at fair value.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•      Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•      Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset and liability, either directly or indirectly, for substantially the full term of the financial instrument.

•      Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques:

a. Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

b. Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

c. Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the quoted market prices of shares held by the Plan at year end.

Stable Value Fund: Stated at estimated fair value which is based on the unit values of the fund (see Note 2).

Participant Loans:  Valued at amortized cost, which approximates fair value and are classified within Level 3 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realized value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s assets measured at fair value on a recurring basis as of December 31, 2009 (amounts in thousands):

	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds)	$ 51,268	$ —	$ —	$ 51,268
Common stock of KEMET Corporation	2,270	—	—	2,270
T. Rowe Price Stable Value Fund	—	23,017	—	23,017
T. Rowe Price Summit Cash Reserves Fund	1,375	—	—	1,375
Participant loans	—	—	1,087	1,087
	$ 54,913	$ 23,017	$ 1,087	$ 79,017

The following table provides a reconciliation of the beginning and ending balances of the investment securities measured at fair value using significant unobservable inputs (Level 3) (amounts in thousands):

Balance as of December 31, 2008	$ 1,299
Loan originations, repayments, and distributions, net	(212)
Balance as of December 31, 2009	$ 1,087

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s assets measured at fair value on a recurring basis as of December 31, 2008 (amounts in thousands):

	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds)	$ 40,511	$ —	$ —	$ 40,511
Common stock of KEMET Corporation	550	—	—	550
T. Rowe Price Stable Value Fund	—	21,993	—	21,993
T. Rowe Price Summit Cash Reserves Fund	1,112	—	—	1,112
Participant loans	—	—	1,299	1,299
	$ 42,173	$ 21,993	$ 1,299	$ 65,465

(4)                    Related Party Transactions

Certain Plan investments are shares of mutual funds and a common stock fund managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan; and therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to T. Rowe Price for loan administration services were $485 and $2,664 for the year ended December 31, 2009 and 2008, respectively. The Company pays for the annual audit and all legal and fiduciary related services related to the Plan.  The Plan also has investments in common stock of KEMET Corporation.

(5)                    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend it from time to time, to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100% vested in their accounts.

(6)                    Tax Status

The Company has applied for and received a determination letter dated January 6, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan’s administrative committee believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(7)                    Investments

At December 31, 2009 and 2008, the investments of the Plan were as follows, with items comprising more than 5% of net assets separately stated (amounts in thousands):

	2009	2008
Investments at fair value:
At quoted market prices:
Registered investment companies (mutual funds):
T. Rowe Price Mid-Cap Growth Fund	$ 9,653	$ 7,168
T. Rowe Price Equity Income Fund	9,017	7,663
T. Rowe Price Balanced Fund	8,131	7,112
T. Rowe Price Small Cap Value Fund	5,613	4,653
T. Rowe Price Blue Chip Growth Fund	3,955	3,133
All other funds	16,274	11,894
	52,643	41,623

Common stock of KEMET Corporation	2,270	550

At estimated fair value:
T. Rowe Price Stable Value Fund	23,017	21,993
Total investments, at fair value	$ 77,930	$ 64,166

During the years ended December 31, 2009 and 2008, the Plan’s investments appreciated in value by $13,870 thousand and depreciated $31,903 thousand, respectively, as follows (amounts in thousands):

	2009	2008

Registered investment companies (mutual funds)	$ 12,071	$ (25,311)
Common stock of KEMET Corporation	1,799	(6,592)
	$ 13,870	$ (31,903)

The difference between the fair value and contract value of this Plan’s fully benefit responsive investment contracts during the years ended December 31, 2009 and 2008 is reflected below (amounts in thousands):

	2009	2008

Net assets at fair value	$ 23,017	$ 21,993
Adjustment to contract value	(691)	206
Net assets at contract value	$ 22,326	$ 22,199

(8)                    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (amounts in thousands):

	2009	2008

Net assets available for benefits per the financial statements	$ 78,326	$ 65,672
Adjustment from the fair value to the contract value for fully benefit-responsive investment contracts	691	(206)
Net assets available for benefits per the Form 5500	$ 79,017	$ 65,466

The following is a reconciliation of investment income per the financial statements to the Form 5500 (amounts in thousands):

Year Ended December 31, 2009

Total investment income per the financial statements	$ 15,558
Adjustment from the fair value to contract value for fully benefit-responsive investment contracts	897
Total investment income per the Form 5500	$ 16,455

(9)                    Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Schedule 1

KEMET EMPLOYEES’ SAVINGS PLAN

EIN #06-1198308     Plan #001

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2009

(amounts in thousands)

(a)	(b)	(c)	(d)	(e)
		Description of investment
	Identifier of issue,	including maturity date,
Party-	borrower, lessor,	rate of interest, collateral,		Current
in-interest	or similar party	par or maturity value	Cost	value
*	T. Rowe Price	Balanced Fund	**	$ 8,131
*	T. Rowe Price	Blue Chip Growth Fund	**	3,955
*	T. Rowe Price	Equity Income Fund	**	9,017
*	T. Rowe Price	International Stock Fund	**	3,143
*	T. Rowe Price	Mid-Cap Growth Fund	**	9,653
*	T. Rowe Price	Retirement Income Fund	**	424
*	T. Rowe Price	Retirement 2005 Fund	**	125
*	T. Rowe Price	Retirement 2010 Fund	**	1,078
*	T. Rowe Price	Retirement 2015 Fund	**	470
*	T. Rowe Price	Retirement 2020 Fund	**	1,532
*	T. Rowe Price	Retirement 2025 Fund	**	804
*	T. Rowe Price	Retirement 2030 Fund	**	1,029
*	T. Rowe Price	Retirement 2035 Fund	**	191
*	T. Rowe Price	Retirement 2040 Fund	**	320
*	T. Rowe Price	Retirement 2045 Fund	**	90
*	T. Rowe Price	Retirement 2050 Fund	**	30
*	T. Rowe Price	Retirement 2055 Fund	**	9
*	T. Rowe Price	Science & Technology Fund	**	2,322
*	T. Rowe Price	Small Cap Value Fund	**	5,613
*	T. Rowe Price	Spectrum Income Fund	**	3,332
*	T. Rowe Price	Stable Value Fund, at fair value	**	23,017
*	T. Rowe Price	Summit Cash Reserves Fund	**	1,375
*	KEMET	Kemet Common Stock	**	2,270
	Participants	Loans, interest rates ranging 4.25% to 10%	—	1,087
				$ 79,017

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm